Exhibit 14 CHURCH LOANS & INVESTMENTS TRUST CODE OF ETHICS FOR OFFICERS

In my role as an officer of Church Loans & Investments Trust (the “Trust”), I hereby certify that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I will, at all times, act with honesty and integrity, avoiding actual or apparent conflicts of interest in regard to my dealings with or on behalf of the Trust;

2.

I will, at all times, provide my fellow officers, superiors, the Board of Trust Managers, independent auditors of the Trust, legal counsel for the Trust, and shareholders with information that is accurate, complete, objective, relevant, timely and understandable;

3.	I will, at all times, comply with applicable rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies;

4.

I will, at all times, act in good faith, responsibly, with due care, confidence and diligence, without misrepresenting material facts or relying on my independent judgment to be subordinated or compromised;

5.

I will, at all times, respect the confidential information acquired in the course of my work, except when authorized or otherwise legally obligated to disclose same and will never use confidential information acquired in the course of my work for personal advantage or gain;

6.

I will, at all times, promote ethical behavior among others in my work environment, including fellow employees of the Trust, its Trust Managers, and those persons in which I may come in contact with when acting on behalf of the Trust; and

7.	I will, at all times, exercise the utmost care and responsibility in the use of and control over assets and resources of the Trust which are employed by or entrusted to me.

Signed this 23rd day of June, 2004.

	By:	Kelly Archer, President and CEO Robert Fowler, Vice-President and CFO Robert Martin, Vice-President-Lending Joshua Shields, Vice-President